1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing
Company, Ltd.

Financial Statements for the
Three Months Ended March 31, 2005 and 2004 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company, Ltd.

We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company, Ltd. as of March 31, 2005 and 2004, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

April 13, 2005

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ report and financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.

BALANCE SHEETS
MARCH 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2005		2004
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$60,218,990	12	$106,507,988	25
Short-term investments, net (Notes 2 and 4)	51,638,170	11	19,829,168	5
Receivables from related parties (Note 18)	14,079,482	3	16,201,278	4
Notes and accounts receivable	13,069,620	3	14,707,017	3
Allowance for doubtful receivables (Note 2)	(978,577)	—	(1,014,509)	—
Allowance for sales returns and others (Note 2)	(3,741,534)	(1)	(2,893,814)	(1)
Other receivables from related parties (Note 18)	2,645,421	—	249,368	—
Other financial assets (Notes 2 and 21)	1,007,196	—	1,447,852	—
Inventories, net (Notes 2 and 5)	13,428,985	3	11,014,523	3
Deferred income taxes assets (Notes 2 and 12)	7,296,000	2	8,212,000	2
Prepaid expenses and other current assets	1,080,644	—	1,456,034	1

Total current assets	159,744,397	33	175,716,905	42

LONG-TERM INVESTMENTS (Notes 2, 6, 18 and 20)
Equity method	49,157,468	10	37,275,028	9
Cost method	779,340	—	703,434	—
Long-term bonds	16,503,809	3	—	—
Other investments	10,436,600	3	—	—

Total long-term investments	76,877,217	16	37,978,462	9

PROPERTY, PLANT, AND EQUIPMENT (Notes 2, 7 and 18)
Cost
Buildings	87,452,818	18	71,772,658	17
Machinery and equipment	424,088,493	88	341,494,302	81
Office equipment	7,360,112	2	6,340,506	1

	518,901,423	108	419,607,466	99
Accumulated depreciation	(315,454,528)	(65)	(261,678,445)	(62)
Advance payments and construction in progress	26,406,814	5	38,003,417	9

Net property, plant, and equipment	229,853,709	48	195,932,438	46

GOODWILL (Note 2)	1,829,049	—	2,177,439	1

OTHER ASSETS
Deferred charges, net (Notes 2, 8 and 20)	8,438,529	2	7,502,506	2
Deferred income taxes assets (Notes 2 and 12)	3,751,059	1	1,534,457	—
Refundable deposits	85,542	—	26,229	—
Assets leased to others, net (Note 2)	77,180	—	83,622	—
Idle assets (Note 2)	17,130	—	85,463	—

Total other assets	12,369,440	3	9,232,277	2

TOTAL	$480,673,812	100	$421,037,521	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$5,344,256	1	$7,697,360	2
Payables to related parties (Note 18)	2,863,489	1	4,926,011	1
Payable to contractors and equipment suppliers	10,920,422	2	12,647,943	3
Accrued expenses and other current liabilities (Notes 2, 10, 20 and 21)	8,262,691	2	7,810,028	2
Current portion of bonds payable (Note 9)	10,500,000	2	5,000,000	1

Total current liabilities	37,890,858	8	38,081,342	9

LONG-TERM LIABILITIES
Bonds payable (Note 9)	19,500,000	4	30,000,000	7
Other long-term payables (Notes 10 and 20)	1,911,506	1	2,999,977	1
Other payables to related parties (Notes 18 and 20)	1,722,326	—	—	—

Total long-term liabilities	23,133,832	5	32,999,977	8

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 11)	3,240,343	1	2,714,032	1
Deferred gain on intercompany sale (Notes 2 and 18)	684,423	—	—	—
Guarantee deposits (Note 20)	370,876	—	656,128	—

Total other liabilities	4,295,642	1	3,370,160	1

Total liabilities	65,320,332	14	74,451,479	18

SHAREHOLDERS’ EQUITY (Notes 2, 14, 15 and 16)
Capital stock — $10 par value Authorized: 24,600,000 thousand shares
Issued: 23,252,863 thousand shares in 2005, 20,266,619 thousand shares in 2004	232,528,635	48	202,666,189	48
Capital surplus	56,574,377	12	56,860,879	13
Retained earnings
Appropriated as legal reserve	25,528,007	5	20,802,137	5
Appropriated as special reserve	—	—	68,945	—
Unappropriated earnings	105,020,406	22	69,018,210	16
Cumulative translation adjustments	(2,725,918)	(1)	(728,208)	—
Treasury stock (at cost) - 45,037 thousand shares in 2005 and 48,518 thousand shares in 2004	(1,572,027)	—	(2,102,110)	—

Total shareholders’ equity	415,353,480	86	346,586,042	82

TOTAL	$480,673,812	100	$421,037,521	100

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.

STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2005		2004
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$56,413,097		$58,785,691

SALES RETURNS AND ALLOWANCES (Note 2)	(759,880)		(1,272,486)

NET SALES	55,653,217	100	57,513,205	100

COST OF SALES (Notes 13 and 18)	34,004,376	61	34,783,992	60

GROSS PROFIT	21,648,841	39	22,729,213	40

OPERATING EXPENSES (Notes 13 and 18)
Research and development	3,348,555	6	2,860,983	5
General and administrative	1,944,834	3	2,031,122	4
Marketing	278,876	1	296,459	—

Total operating expenses	5,572,265	10	5,188,564	9

INCOME FROM OPERATIONS	16,076,576	29	17,540,649	31

NON-OPERATING INCOME AND GAINS
Interest (Notes 2 and 21)	780,062	1	256,296	1
Settlement income (Note 20)	569,276	1	—	—
Technical service income (Notes 18 and 20)	77,111	—	56,983	—
Gain on disposal of property, plant, and equipment (Note 2)	60,707	—	59,087	—
Investment income recognized by equity method, net (Notes 2 and 6)	—	—	802,676	1
Gain on sales of investments, net (Note 2)	—	—	94,477	—
Other (Note 18)	68,272	—	92,135	—

Total non-operating income and gains	1,555,428	2	1,361,654	2

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 7 and 21)	583,273	1	330,172	1
Unrealized valuation loss of short-term investments (Notes 2 and 4)	257,718	1	—	—
Foreign exchange loss, net (Notes 2 and 21)	200,614	—	122,117	—
Investment loss recognized by equity method, net (Notes 2 and 6)	198,178	—	—	—
Loss on sales of investments, net (Note 2)	64,473	—	—	—

(Continued)

	2005		2004
	Amount	%	Amount	%
Loss on disposal of property, plant and equipment (Note 2)	$37,922	—	$6,749	—
Other	24,485	—	7,832	—

Total non-operating expenses and losses	1,366,663	2	466,870	1

INCOME BEFORE INCOME TAX	16,265,341	29	18,435,433	32

INCOME TAX BENEFIT (Notes 2 and 12)	553,056	1	353,769	1

NET INCOME	$16,818,397	30	$18,789,202	33

	2005		2004
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (Note 17)
Basic earnings per share	$0.70	$0.72	$0.79	$0.81

Diluted earnings per share	$0.70	$0.72	$0.79	$0.80

The pro forma net income and earnings per share (after income tax) are shown as follows, based on the assumption that the stock of parent company held by its subsidiaries is treated as an investment instead of the treasury stock (Notes 2 and 16):

	2005	2004
NET INCOME	$16,821,282	$18,790,578

EARNINGS PER SHARE (NT$)
Basic earnings per share	$0.72	$0.80

Diluted earnings per share	$0.72	$0.80

The accompanying notes are an integral part of the financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.

STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$16,818,397	$18,789,202
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,668,655	15,088,680
Deferred income taxes	(553,056)	(353,861)
Investment loss (income) recognized by equity method, net	198,178	(802,676)
Amortization of premium/discount of long-term bond investments	28,956	—
Gain on disposal of property, plant and equipment, net	(22,785)	(52,338)
Accrued pension cost	139,147	113,781
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	2,106,601	(1,333,616)
Notes and accounts receivable	2,257,261	(789,210)
Allowance for doubtful receivables	(1,884)	(1,513)
Allowance for sales returns and others	413,620	767,789
Other receivables from related parties	(931,365)	(116,405)
Other financial assets	1,337,974	(758,412)
Inventories, net	742,960	(107,365)
Prepaid expenses and other current assets	(173,855)	528,234
Increase (decrease) in:
Accounts payable	(1,144,361)	1,613,484
Payables to related parties	(901,983)	425,871
Accrued expenses and other current liabilities	(1,026,377)	(310,038)

Net cash provided by operating activities	35,956,083	32,701,607

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short-term investments	1,340,925	(7,270,149)
Acquisitions of:
Long-term investments	(4,276,570)	(167,902)
Property, plant and equipment	(38,161,372)	(16,351,217)
Proceeds from disposal of property, plant and equipment	120,613	67,672
Increase in deferred charges	(285,727)	(326,944)
Decrease (increase) in refundable deposits	(129)	151,150

Net cash used in investing activities	(41,262,260)	(23,897,390)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in guarantee deposits	(41,517)	(107,361)
Proceeds from exercise of stock options	34,866	—
Repurchase of treasury stock	—	(476,870)

Net cash used in financing activities	(6,651)	(584,231)

(Continued)

	2005	2004
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(5,312,828)	$8,219,986

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	65,531,818	98,288,002

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$60,218,990	$106,507,988

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid (excluding the amounts capitalized of NT$51,978 thousand for the three months ended March 31, 2004)	$700,160	$372,684

Income tax paid	$22,522	$92

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of bonds payable	$10,500,000	$5,000,000

Current portion of other payables to related parties (under payables to related parties)	$949,841	$—

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,487,738	$1,826,065

The accompanying notes are an integral part of the financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Ltd. (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Non-current Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments primarily consist of corporate bonds, asset-backed securities, agency bonds, bond funds, government bonds and others.

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current earnings when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value.

The costs of funds and listed stocks sold are accounted for using the weighted-average method; whereas the other securities are accounted for using the specific identification method.

The market value of funds is determined using the net asset value of the funds at the end of the period, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period. The market value of other short-term investments are determined using the average of bid and ask prices as of the balance sheet date.

Cash dividends are recorded as investment income in the current period.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful receivables by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the shipment is made, price is fixed or determinable, and the collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by our customers. We record a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances are generally made at a specific percentage based on historical experience, our management’s judgment, and any known factors that would significantly affect the allowance.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of the period. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventory on hand and writes off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized in the “investment income/loss recognized by equity method, net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s net equity is amortized using the straight-line method over five years and is also recorded in the “investment income/loss recognized by equity method, net” account. When an indication of significant impairment is identified, the impairment loss is charged to current income.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions in the carrying amount of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. The carrying amounts of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of stocks and mutual funds sold are determined using the weighted-average method.

Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to interest income.

If an investee company recognizes an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee company and records the amount as a component of its shareholders’ equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through transactions with third parties. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sales of the related products to third parties.

Gains or losses on sales from investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

Gains and losses on sales by investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the process of translating the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of significant impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in the future period, the subsequent reversal of the impairment loss would be recognized as a gain. However, the increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of depreciation), had no impairment loss been recognized for the asset in prior years. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating income or expenses in the period of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years. If an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying value, the impairement loss is charged to current income. Subsequent recovery in the fair value of the goodwill may not reverse the impairement loss previously recorded.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of significant impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in the future period, the subsequent reversal of the impairment loss would be recognized as a gain. However, the increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of amortization), had no impairment loss been recognized for the asset in prior years.

Pension Costs

The Company records net periodic pension costs on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes on unappropriated earnings of 10% are expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.

Treasury Stock

When the Company repurchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock as a reduction to shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed in proportionate to the equity percentage of the retirement. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock and to retained earnings for any remaining amount. The Company’s stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock. The cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock.

Foreign-currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage currency exposures on cash flow and on foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange of the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing current rates at the balance sheet date with the resulting differences credited or charged to income. In addition, the receivables and payables related to the forward contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.

The Company enters into cross-currency swap contracts to manage currency exposures on foreign currency denominated assets and liabilities. The principal amount is recorded using the current rates at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates on the contract date are amortized over the terms of the contracts using the straight-line method. At the end of each period, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing current rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.

The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense associated with the hedged items.

Reclassifications

Certain accounts in the financial statements as of and for the three months ended March 31, 2004 have been reclassified to conform to the financial statements as of and for the three months ended March 31, 2005.

3.	CASH AND CASH EQUIVALENTS

	March 31
	2005	2004
Cash and bank deposits	$33,198,480	$96,498,092
Government bonds acquired under repurchase agreements	26,670,303	10,009,896
Corporate issued notes	350,207	—

	$60,218,990	$106,507,988

4.	SHORT-TERM INVESTMENTS

	March 31
	2005	2004
Government bonds	$14,292,300	$—
Corporate issued asset-backed securities	12,192,028	—
Agency bonds	10,564,068	—
Bond funds	10,534,374	6,700,000
Government bonds	3,451,873	9,762,665
Money market funds	677,811	—
Corporate issued notes	157,612	—
Commercial papers	94,506	—
Listed stocks	6,528	11,358
Government bonds acquired under repurchase agreements	—	3,355,145

	51,971,100	19,829,168
Allowance for valuation losses	(332,930)	—

	$51,638,170	$19,829,168

Market value	$51,638,170	$19,905,368

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage investment portfolios for the Company. In accordance with the investment guidelines and terms in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of March 31, 2005, the Company had investment portfolios with these fund managers that aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as corporate bonds, asset-backed securities, agency bonds, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.

5.	INVENTORIES, NET

	March 31
	2005	2004
Finished goods	$2,844,581	$1,842,560
Work in process	10,359,806	9,313,327
Raw materials	896,897	632,825
Supplies and spare parts	684,714	782,487

	14,785,998	12,571,199
Allowance for losses	(1,357,013)	(1,556,676)

	$13,428,985	$11,014,523

6.	LONG-TERM INVESTMENTS

	March 31
	2005		2004
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Equity method
TSMC International Investment Ltd. (TSMC International)	$23,184,094	100	$22,383,406	100
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	10,732,322	100	1,819,487	100
Vanguard International Semiconductor Corporation (VIS)	5,698,410	28	4,375,675	28
TSMC Partners, Ltd. (TSMC Partners)	3,871,369	100	4,011,311	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,364,490	32	2,824,776	32
Emerging Alliance Fund, L.P. (Emerging Alliance)	747,632	99	824,793	99
TSMC North America (TSMC-North America)	556,517	100	412,786	100
Global Unichip Corporation (GUC)	396,716	47	359,454	47
VentureTech Alliance Fund II, L.P. (VTAF II)	321,035	98	—	—
TSMC Japan K. K. (TSMC-Japan)	97,787	100	104,186	100
VisEra Technologies Company, Ltd. (VisEra)	62,638	25	50,499	25
Chi Cherng Investment Co., Ltd. (Chi Cherng)	50,629	36	43,138	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	49,879	36	42,083	36
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	23,950	100	23,434	100

	49,157,468		37,275,028

(Continued)

	March 31
	2005		2004
				% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Cost method
Non-publicly traded stocks	$482,500	—	$432,500	—
Funds	296,840	—	270,934	—

	779,340		703,434

Long-term bonds
Government bonds	11,819,517		—
Corporate bonds
China Steel Corporation	2,957,875		—
Taiwan Power Company	911,967		—
Nan Ya Plastics Corporation	406,072		—
Formosa Plastics Corporation	272,336		—
Formosa Petrochemical Corporation	136,042		—

	16,503,809		—

Other investments	10,436,600		—

	$76,877,217		$37,978,462

The Company’s investee, VIS, reduced its capital on August 11, 2004 in order to decrease its accumulated deficit. The number of shares of VIS held by the Company after the capital reduction declined from 787,016 thousand shares to 409,532 thousand shares.

For the three months ended March 31, 2005 and 2004, net investment loss and income recognized from the equity method investees was NT$198,178 thousand and NT$802,676 thousand, respectively. The carrying amounts of investments accounted for under the equity method and the related investment loss or income were determined based on the reviewed financial statements of the investees as of and for the same periods as the Company.

As of March 31, 2005, other investments consisted of the following:

	Principal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
Step-up callable deposits

Domestic bank	$2,000,000	$2,007,551	2.05%-2.20%	Jul. 2007 to Aug. 2007
Foreign bank	1,500,000	1,507,988	1.44%-2.47%	Jul. 2006 to Jul. 2007

Callable range accrual deposits

Foreign bank	6,936,600	7,028,330	(See below)	Sep. 2009 to Jan.2010

	$10,436,600	$10,543,869

The interest rates of the structured time-deposits are determined as follows:

The interest rate of the step-up callable deposits is determined by the Company and the related banks.

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR rate plus an agreed upon rate ranging between 2.1% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR rate moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the term of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

Deposits that reside in banks located in Hong Kong and Singapore amounted to NT$2,522,400 thousand and NT$630,600 thousand, respectively.

7.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	March 31
	2005	2004
Buildings	$37,351,006	$30,913,778
Machinery and equipment	273,182,396	226,723,846
Office equipment	4,921,126	4,040,821

	$315,454,528	$261,678,445

There was no capitalized interest for the three months ended March 31, 2005. Interest expense for the three months ended March 31, 2004 was NT$382,150 thousand (before deducting the amount capitalized of NT$51,978 thousand for the three months ended March 31, 2004). The interest rate used for purposes of calculating the capitalized amount was 2.80% to 5.283% for the three months ended March 31, 2004.

8.	DEFERRED CHARGES, NET

	March 31
	2005	2004
Technology license fees	$6,264,489	$4,789,827
Software and system design costs	2,050,497	2,589,038
Other	123,543	123,641

	$8,438,529	$7,502,506

9. BONDS PAYABLE

	March 31
	2005	2004
Domestic unsecured bonds:
Issued in October 1999 and repayable in October 2004, 5.95% interest payable annually	$—	$5,000,000
Issued in December 2000 and repayable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% interest payable annually, respectively	15,000,000	15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3% interest payable annually, respectively	15,000,000	15,000,000

	$30,000,000	$35,000,000

As of March 31, 2005, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2005 (2nd to 4th quarter)	$10,500,000
2007	7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

30,000,000
Current portion	(10,500,000)

$19,500,000

10.	OTHER LONG-TERM PAYABLES

The Company entered into several license arrangements for certain semiconductor-related patents. Future payments under the agreements as of March 31, 2005 were as follows:

Year of Payment	Amount
2005 (2nd to 4th quarter)	$1,384,330
2006	564,533
2007	441,420
2008	252,240
2009	252,240
2010 and thereafter	504,480

3,399,243
Current portion (under accrued expenses and other current liabilities)	(1,487,737)

$1,911,506

11.	PENSION PLAN

The Company has a defined benefit plan for all regular employees that provides benefits based on the employee’s length of service and average monthly salary or wage for the six-month period prior to retirement.

The Company contributes an amount equal to 2% of salaries and wages paid each month to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.

For the three months ended March 31, 2005 and 2004, the changes in the Fund and accrued pension cost are summarized as follows:

	Three Months Ended
	March 31
	2005	2004
Pension fund
Balance, beginning of period	$1,428,001	$1,191,702
Contribution	76,474	68,041
Interest	15,629	15,562
Payment	(8,416)	—

Balance, end of period	$1,511,688	$1,275,305

Accrued pension cost
Balance, beginning of period	$3,101,196	$2,600,251
Accruals	139,147	113,781

Balance, end of period	$3,240,343	$2,714,032

The Labor Pension Act will be effective beginning July 1, 2005 and this pension mechanism is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or may continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage.

12.	INCOME TAX

	a.	A reconciliation of income tax expense based on income before income tax at statutory rate and income tax credits was as follows:

	Three Months Ended
	March 31
	2005	2004
Income tax expense based on “income before income tax” at statutory rate (25%)	$(4,066,335)	$(4,608,858)
Tax-exempt income	2,236,484	2,774,533
Temporary and permanent differences	(303,375)	(137,367)

Current income tax expense before income tax credits	$(2,133,226)	$(1,971,692)

     b. Income tax benefit consisted of the following:

	Three Months Ended
	March 31
	2005	2004
Current income tax expense before income tax credits	$(2,133,226)	$(1,971,692)
Income tax credits	2,133,226	1,971,692
Other income tax	—	(92)
Net change in deferred income tax assets
Investment tax credits	2,557,893	960,679
Temporary differences	799,837	807,088
Net change in valuation allowance of deferred income tax assets	(2,804,674)	(1,413,906)

Income tax benefit	$553,056	$353,769

     c. Net deferred income tax assets consisted of the following:

	March 31
	2005	2004
Current deferred income tax assets
Investment tax credits	$7,296,000	$8,212,000

Noncurrent deferred income tax assets, net
Investment tax credits	$21,146,477	$18,398,573
Temporary differences	(1,650,698)	(2,678,363)
Valuation allowance	(15,744,720)	(14,185,753)

	$3,751,059	$1,534,457

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) as of March 31, 2005 and 2004 was zero and NT$2,932 thousand, respectively.

The expected and actual creditable ratio for distribution of earnings of 2004 and 2003 was zero and 0.03%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may be adjusted when the actual distribution of the imputation credits is made.

e.	All retained earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2005, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$108,159	$—	2005
		4,886,439	4,886,439	2006
		4,101,455	4,101,455	2007
		10,404,632	10,404,632	2008
		164,686	164,686	2009

		$19,665,371	$19,557,212

Statute for Upgrading Industries	Research and development expenditures	$3,127,586	$1,102,519	2005
`		3,346,930	3,346,930	2006
		1,976,913	1,976,913	2007
		1,843,800	1,843,800	2008
		493,528	493,528	2009

		$10,788,757	$8,763,690

Statute for Upgrading Industries	Personnel training	$29,448	$29,448	2005
		27,311	27,311	2006
		26,780	26,780	2007

		$83,539	$83,539

Statute for Upgrading Industries	Investments in important technology-based enterprises	$38,036	$38,036	2005

g.	The sales generated from the following expansion and construction of the Company’s manufacturing plants are exempt from income tax:

Tax-Exemption Period
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

h.	The tax authorities have examined income tax returns of the Company through 2001. However, the Company is contesting the assessment by the tax authority for 1992 and 1998. The Company believes that any additional assessment will not have a material adverse effect on the Company.

13.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$2,029,905	$836,497	$2,866,402
Labor and health insurance	152,768	72,370	225,138
Pension	145,158	68,770	213,928
Meal	98,219	31,140	129,359
Welfare benefit	34,846	20,295	55,141
Other	26,925	5,825	32,750

	$2,487,821	$1,034,897	$3,522,718

Depreciation	$15,164,392	$712,831	$15,877,223

Amortization	$328,014	$448,626	$776,640

	Three Months Ended March 31, 2004
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$2,017,088	$918,282	$2,935,370
Labor and health insurance	130,952	72,039	202,991
Pension	118,317	65,074	183,391
Meal	81,767	29,169	110,936
Welfare benefit	35,383	19,966	55,349
Other	30,015	4,009	34,024

	$2,413,522	$1,108,539	$3,522,061

Depreciation	$13,654,587	$574,503	$14,229,090

Amortization	$287,314	$571,552	$858,866

14.	SHAREHOLDERS’ EQUITY

The Company has issued a total of 668,351 thousand ADSs which are traded on the NYSE as of March 31, 2005. The number of common shares represented by the ADSs is 3,341,754 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends once a year, which is restricted to a certain percentage of the paid in common stock of the Company.

As of March 31, 2005 and 2004, capital surplus consisted of the following:

	March 31
	2005	2004
From merger	$24,003,546	$24,132,297
Additional paid-in capital	23,077,544	23,172,550
From convertible bonds	9,360,424	9,410,632
From long-term investments	129,718	90,913
From treasury stock transactions	3,090	54,432
Donations	55	55

	$56,574,377	$56,860,879

The Company’s Articles of Incorporation as revised on December 21, 2004, provide that when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s total capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of the Company equal to 0.3% and not less than 1% of the remainder, respectively. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

Profits of this Company may be distributed by way of cash dividend and/or stock dividend. Since the Company is in a capital-intensive industry at the steady growth stage of its business, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided however, the ratio for stock dividend shall not exceed 50% of total distribution.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal capital reserve is made until the reserve equals the aggregate par value of the Company’s outstanding capital stock. The reserve can only be used to offset an accumulated deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the issued capital stock of the Company.

A special capital reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the R.O.C. Securities and Futures Bureau (SFB), formerly known as the Securities and Futures Commission. Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2004 and 2003 were approved in the board of directors’ meeting and the shareholders’ meeting on February 22, 2005 and May 11, 2004, respectively. The appropriations and dividends per share are as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2004	Year 2003	Year 2004	Year 2003
Legal reserve	$8,820,201	$4,725,870
Special reserve	2,226,427	(68,945)
Employees’ profit sharing — in cash	3,086,215	681,628
Employees’ profit sharing — in stock	3,086,215	2,726,514
Cash dividends to preferred shareholders	—	184,493	$—	$0.35
Cash dividends to common shareholders	46,504,097	12,159,971	2.0	0.60
Stock dividends to common shareholders	11,626,024	28,373,267	0.5	1.41
Bonus to directors and supervisors — in cash	231,466	127,805

	$75,580,645	$48,910,603

The amount of the above appropriation of earnings for 2003 is consistent with the resolution of the meeting of the board of directors on February 17, 2004. However, the Company Law prescribes that TSMC, as a holder of treasury stock, shall not participate in the appropriation of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolution. The appropriation of earnings for 2004 has not yet been resolved by the shareholders. If the above bonus to employee, directors and supervisors had been paid in cash and charged against income for 2004 and 2003, the after income tax basic earnings per share for the years ended December 31, 2004 and 2003 would have decreased from NT$3.97 to NT$3.70 and NT$2.33 to NT$2.15, respectively. The shares distributed as a bonus to employees represented 1.33% and 1.35% of the Company’s total outstanding common shares as of December 31, 2004 and 2003, respectively.

The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

15.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB of the R.O.C. on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of units authorized to be granted under the 2004 Plan, the 2003 Plan and the 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each unit eligible to subscribe to one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Under the 2003 Plan and the 2002 Plan, units that had never been granted, or had been granted and subsequently cancelled were expired as of March 31, 2005.

Information about outstanding stock options for the three months ended March 31, 2005 and 2004 was as follows:

		Weighted-
	Number of	Average
	Outstanding	Exercise
	Stock Options	Price
	(In Thousands)	(NT$)
Three months ended March 31, 2005

Beginning outstanding balance	64,367	44.1
Options exercised	(899)	41.2
Options cancelled	(1,688)	44.7

Ending outstanding balance	61,780	44.1

Three months ended March 31, 2004

Beginning outstanding balance	49,357	43.0
Options granted	16	55.2
Options exercised	—	—
Options cancelled	(1,374)	44.3

Ending outstanding balance	47,999	42.9

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of stock dividends in accordance with the plans.

As of March 31, 2005, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
	Number of	average	average	Number of	average
Range of	Outstanding	Remaining	Exercise	Exercisable	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
32.8-46.2	49,754	7.84	42.6	13,153	39.4
49.9-57.8	12,026	9.08	50.4	—	—

	61,780	8.09	44.1	13,153	39.4

No compensation cost was recognized for the three months ended March 31, 2005 and 2004 as all options were granted at the closing price on the date of grant. Had the Company used the fair value based method to evaluate the options granted after January 1, 2004, the method, assumptions and pro forma results of the Company would have been as follows:

Method:	Black-Scholes Model

Assumptions:
Expected dividend yield	1.00%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

Net income:
Net income as reported	$16,818,397
Pro forma net income	16,798,577

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	0.72
Pro forma basic EPS	0.72
Diluted EPS as reported	0.72
Pro forma diluted EPS	0.72

No options were granted during the three months ended March 31, 2005. The estimated weighted average fair value for the options granted during the three months ended March 31, 2004 was NT$24.49 per unit.

16.	TREASURY STOCK

			(Shares in Thousands)
	Beginning			Ending
	Shares	Increase	Decrease	Shares
Three months ended March 31, 2005

Reclassification of parent company stock held by subsidiaries from long-term investments	45,521	—	484	45,037

Three months ended March 31, 2004

Reclassification of parent company stock held by subsidiaries from long-term investments	40,597	—	146	40,451
Repurchase under share buyback plan	—	8,067	—	8,067

	40,597	8,067	146	48,518

Proceeds from the sales of treasury stock for the three months ended March 31, 2005 and 2004 were NT$26,044 thousand and NT$9,364 thousand, respectively. The Company’s capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders. As of March 31, 2005 and 2004, the book value of the treasury stock was NT$1,572,027 thousand and NT$1,625,240 thousand, respectively; the market value was NT$2,336,080 thousand and NT$2,512,417 thousand, respectively.

The Company held a special meeting of the board of directors and approved a share buyback plan to repurchase the Company’s common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. The Company repurchased 124,720 thousand common shares for a total cost of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.

17.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Three months ended March 31, 2005

Basic EPS
Income available to common shareholders	$16,265,341	$16,818,397	23,206,939	$0.70	$0.72

Effect of dilutive potential common stock — stock options	—	—	8,486

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$16,265,341	$16,818,397	23,215,425	$0.70	$0.72

Three months ended March 31, 2004

Basic EPS
Income available to common shareholders	$18,435,433	$18,789,202	23,330,079	$0.79	$0.81

Effect of dilutive potential common stock — stock options	—	—	12,034

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$18,435,433	$18,789,202	23,342,113	$0.79	$0.80

18.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Industrial Technology Research Institute (ITRI), the chairman of the Company is one of its directors.

b.	Philips, a major shareholder of the Company.

c.	Subsidiaries

TSMC-Shanghai TSMC-North America TSMC-Europe TSMC-Japan

d.	Investees

GUC (with controlling financial interest) VisEra (with controlling financial interest) VIS SSMC

e.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology)

The transactions with the aforementioned parties in addition to those disclosed in other notes are summarized as follows:

	2005		2004
	Amount	%	Amount	%
For the three months ended March 31

Sales
TSMC-North America	$31,759,070	56	$31,648,127	54
Philips and its affiliates	469,031	1	1,344,714	2
Others	101,362	—	76,108	—

	$32,329,463	57	$33,068,949	56

Purchases
WaferTech	$2,514,006	32	$3,505,826	35
SSMC	1,053,623	13	1,390,078	14
VIS	1,013,490	13	1,873,410	19
Others	73,752	1	—	—

	$4,654,871	59	$6,769,314	68

Manufacturing expenses — technical assistance fees Philips (Note 20a)	$11,391	—	$796,251	3

Marketing expenses — commission
TSMC-Japan	$55,692	20	$57,523	19
TSMC-Europe	44,797	16	39,849	13

	$100,489	36	$97,372	32

General and administrative expenses — rental expense
GUC	$3,976	—	$—	—

Sales of property, plant and equipment
TSMC-Shanghai	$36,469	30	$—	—
VIS	—	—	29,399	43

	$36,469	30	$29,399	43

Non-operating income and gains
SSMC (primarily technical service income, see Note 20f)	$62,342	4	$56,983	4
VIS (primarily technical service income, see Note 20k)	32,303	2	27,757	2
Others	5,411	—	409	—

	$100,056	6	$85,149	6

At March 31

Receivables
TSMC-North America	$13,822,886	98	$15,131,221	93
Philips and its affiliates	179,348	1	1,021,009	6
Others	77,248	1	49,048	1

	$14,079,482	100	$16,201,278	100

(Continued)

	2005		2004
	Amount	%	Amount	%
Other receivables
TSMC-Shanghai	$1,553,163	59	$—	—
TSMC-Technology	570,601	22	2,418	1
TSMC-North America	377,009	14	64,100	26
VIS	34,850	1	180,829	73
Others	109,798	4	2,021	—

	$2,645,421	100	$249,368	100

Payables
Philips and its affiliates	$1,032,341	36	$1,892,900	39
WaferTech	735,306	26	1,154,689	24
VIS	636,782	22	1,294,952	26
SSMC	337,355	12	528,454	11
Others	121,705	4	55,016	—

	$2,863,489	100	$4,926,011	100

Other long-term payables
Philips and its affiliates	$1,722,326	100	$—	—

Deferred gain on intercompany sale
TSMC-Shanghai (disposal of property, plant and equipment)	$684,423	100	$—	—

The terms of sales to related parties are not significantly different from those to third parties. For other related party transactions, prices are determined in accordance with the related contractual agreements.

19.	SIGNIFICANT LONG-TERM LEASES

The Company leases land from the Science-Based Industrial Park Administration. These lease agreements expire on various dates from March 2008 to December 2020 and can be renewed upon their expiration.

As of March 31, 2005, future remaining lease payments were as follows:

Year	Amount
2005 (2nd to 4th quarter)	$182,867
2006	243,823
2007	243,823
2008	225,658
2009	219,603
2010 and thereafter	1,231,777

$2,347,551

20.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of March 31, 2005 are as follows:

a.	On June 20, 2004, the Company and Philips revised the Technical Cooperation Agreement, which was originally signed on May 12, 1997, with an effective date from January 1, 2004 for five years. Upon expiration, this amended Technical Cooperation Agreement will be terminated at the expiration date and will not be automatically renewed. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amounts mutually agreed-on, rather than under certain percentage of the Company’s annual net sales. The Company and Philips agree to cross license the patents owned by each party. The Company also obtained through Philips a number of patent cross licenses.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c.	On October 28, 1992, the Company entered into a letter agreement with Philips under which Philips has an option on up to 30% of the Company’s capacity as agreed in the agreement on most favored terms and conditions for similar orders, as long as Philips’ and its affiliates’ shareholding in the Company remains at 24.8% or higher. As of March 12, 2005, Philips’ and its affiliates’ shareholding in the Company is 18.98%.

d.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of March 31, 2005, the Company had a total of US$11,645 thousand of guarantee deposits.

e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of March 31, 2005, the Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. The Company and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but the Company along is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

g.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

h.	Beginning in 2001, the Company entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

i.	In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

j.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

k.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into in August 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prior as agreed by the parties.

l.	Amounts available under unused letters of credit as of March 31, 2005 were NT$6,480 thousand and US$204 thousand.

m.	The Company provided guarantees on loans amounting to US$60,000 thousand and US$40,000 thousand for TSMC Development, Inc. (TSMC Development) and TSMC-North America, respectively.

n.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 in both state and federal courts in California and with the U.S. International Trade Commission against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits have been settled out of court on January 30, 2005. As part of the settlement, SMIC will pay TSMC US$175 million over six years to resolve TSMC’s patent infringement and trade secret claims.

21.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 7 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions during the three months ended March 31, 2005 and 2004 to manage exposures related to foreign-exchange rate and interest rate fluctuations. Certain information on these contracts was as follows:

a)	Outstanding forward exchange contracts as of March 31, 2005 and 2004

			Contract
Financial			Amount
Instruments	Currency	Maturity	(In Thousands)
March 31, 2005
Sell	US$/NT$	Apr. 2005 to Jun. 2005	US$	708,000
Buy	US$/NT$	Apr. 2005	US$	40,000

March 31, 2004

Sell	US$/NT$	Apr. 2004 to Sep. 2004	US$	1,755,000
Buy	EUR/US$	Apr. 2004	EUR	16,000
Buy	JPY/US$	Apr. 2004	JPY	528,225

As of March 31, 2005 and 2004, receivables from forward exchange contracts (included in the “other financial assets” account) aggregated approximately NT$4,661 thousand and NT$906,882 thousand, respectively; payables from forward exchange contracts (included in the “other current liabilities” account) aggregated approximately NT$280,637 thousand and zero, respectively.

b)	Cross currency swap contracts

Outstanding cross currency swap contracts as of March 31, 2005 were as follows:

	Contract		Range of	Range of
	Amount		Interest Rate	Interest Rate
Maturity Date	(In Thousands)		Paid	Received
Apr. 2005 to Jun. 2005	US$	1,395,000	1.28%-3.07%	0.49%-1.15%

There were no cross currency swap contracts during the three months ended March 31, 2004.

As of March 31, 2005, receivables and payables from the cross currency swap contracts (included in the “other financial assets” and “other current liabilities” account, respectively) was approximately NT$174,470 thousand and NT$468,220 thousand, respectively.

The net exchange gain or loss arising from forward exchange contracts and cross currency swap contracts for the three months ended March 31, 2005 and 2004 was recognized in the “foreign exchange loss, net” account and the difference in interest was recorded in interest income or expense.

c)	Interest rate swap contracts

The contracts, which would have remained outstanding as of March 31, 2005, had been rescinded during the three months ended March 31, 2005. The rescission loss of NT$28,295 thousand was recognized in the “interest expense” account. There was no outstanding contract as of March 31, 2005.

Outstanding contracts as of March 31, 2004 were as follows:

Contract
Amount
Contract Date	Period	(In Thousands)
Jul. 1999	Jul. 1999 to Jun. 2004	US$ 2,857
Sep. 2003	Sep. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	NT$500,000
Nov. 2003	Nov. 2003 to Dec. 2005	NT$500,000

d)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to below.

iii)	Cash flow risk and the amount and period of future cash needs.

As of March 31, 2005, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts were as follows:

	Inflow		Outflow
Term	(In Thousands)		(In Thousands)
Within one year	NT$65,770,604		NT$1,261,940
	US$	40,000	US$	2,103,000

     The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.

2)	Fair values of financial instruments were as follows:

	March 31, 2005		March 31, 2004
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Non-derivative financial instruments

Assets
Short-term investments	$51,638,170	$51,638,170	$19,829,168	$19,905,368
Long-term investments (securities with market price)	32,746,088	36,480,721	4,375,675	10,963,129
Liabilities
Bonds payable (including current portion)	30,000,000	30,522,754	35,000,000	35,758,784

Derivative financial instruments

Forward exchange contracts (sell)	(243,945)	(205,815)	900,111	961,743
Forward exchange contracts (buy)	(1,188)	(1,541)	6,771	318
Cross currency swap contracts	(306,246)	(331,511)	—	—
Interest rate swap contracts	—	—	13,954	36,038

The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned financial instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates the carrying value.

Fair values of financial instruments were determined as follows:

a)	Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b)	The fair value of bonds payable is the quoted market value.

c)	Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.

The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

k.	Information on investment in Mainland China

1)	The name of the investee company in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, ratio of ownership, equity in the net gain or net loss, ending balance, amount received as earnings distributions from the investment, and the limitation on investment: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee company, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 18.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES

FINANCING PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Maximum							Collateral			Financing
				Balance for the									Financing Limit	Company’s
				Period	Ending Balance		Type of		Reasons for				for Each	Financing
			Financial Statement	(US$ in	(US$ in		Financing	Transaction	Short-term	Allowance for			Borrowing	Amount Limits
No.	Financing Name	Counter-party	Account	Thousand)	Thousand)	Interest Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	(US$ in Thousand)
1	TSMC International	TSMC Development	Other receivables	$1,891,800	$1,891,800	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$31,150,639
				( US$60,000 )	(US$60,000 )									( US$987,968 )
(Note 2)
2	TSMC Partners	TSMC Development	Other receivables	2,522,400	2,522,400	1.50%	2	—	Operating capital	—	—	—	N/A	(Note 3)
				( US$80,000 )	( US$80,000 )

Note 1: The No. 2 represents necessary for short-term financing.

Note 2: Not exceeding the issued capital of the Company.

Note 3: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

			Counter-party						Ratio of Accumulated
									Amount of Collateral	Maximum
				Nature of	Limits on Each Counter-party’s	Maximum		Value of Collateral	to Net Equity of the	Collateral/Guarantee
	Endorsement/			Relationship	Endorsement/	Balance for the Period	Ending Balance	Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name		(Note 2)	Guarantee Amounts	(US$ in Thousand)	(US$ in Thousand)	Equipment	Statement	(Note 1)

0	The Company	TSMC Development		3	Not exceed 10% of	$1,891,800	$1,891,800	$—	0.46%	$103,838,370
the net worth of
					the Company, and	(US$60,000 )	(US$60,000 )
		TSMC-North America		2	also limiting to			—	0.30%
					the total capital	1,261,200	1,261,200
					issued of the	(US$40,000	(US$40,000 )
endorsement/guarantee
company, unless
otherwise approved
by Board of
Directors.

Note 1:	25% of the net worth of the Company as of March 31, 2005.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES

MARKETABLE SECURITIES HELD
MARCH 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

The Company	Government bonds
	United States Treas NTS	—	Short-term investment	—	US$	109,478	N/A	US$	108,605
	2002 Government Bond Series B	—	Long-term investment	—		360,050	N/A		359,305
	2003 Government Bond Series I	—	Long-term investment	—		3,394,786	N/A		3,392,545
	2004 Government Bond Series A	—	Long-term investment	—		2,349,664	N/A		2,350,862
	2004 Government Bond Series E	—	Long-term investment	—		3,895,017	N/A		3,892,177
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		619,999
	2005 Government Bond Series A	—	Long-term investment	—		1,200,000	N/A		1,201,130

	Bond funds
	JF Taiwan First Bond Fund	—	Short-term investment	84,886		1,151,462	N/A		1,166,010
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,956,175	N/A		1,985,099
	JF Taiwan Bond Fund	—	Short-term investment	78,698		1,153,209	N/A		1,172,869
	INVESCO R.O.C. Bond A Fund	—	Short-term investment	76,705		1,101,911	N/A		1,115,399
	Dresdner Bond DAM Fund	—	Short-term investment	69,303		771,617	N/A		783,786
	Barits Bond Fund	—	Short-term investment	76,640		900,000	N/A		910,701
	Shinkong Chi Shin Bond Fund	—	Short-term investment	151,594		2,100,000	N/A		2,122,634
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		604,762
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		201,849
	HSBC NTD Money Management Fund	—	Short-term investment	41,568		600,000	N/A		603,891

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,787		6,528	—		28,267
	TSMC International	Subsidiary	Long-term investment	987,968		23,184,094	100		23,184,094
	VIS	Investee	Long-term investment	409,532		5,698,410	28		9,537,998
	TSMC Partners	Subsidiary	Long-term investment	300		3,871,369	100		3,871,369
	SSMC	Investee	Long-term investment	382		3,364,490	32		3,364,490
	TSMC-North America	Subsidiary	Long-term investment	11,000		556,517	100		1,210,469	Treasury stock of
										NT$653,952 thousand
										is deducted from
										the carrying value.
	GUC	Investee	Long-term investment	39,040		396,716	47		421,141
	TSMC-Japan	Subsidiary	Long-term investment	6		97,787	100		97,787
	VisEra	Investee	Long-term investment	5,100		62,638	25		62,638
	TSMC-Europe	Subsidiary	Long-term investment	—		23,950	100		23,950
	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		193,584	10		295,359
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		177,511

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	W.K. Technology Fund IV	—	Long-term investment	5,000		$50,000	2		$55,266
	Hontung Venture Capital Co., Ltd.	—	Long-term investment	8,392		83,916	10		54,775
	Globaltop Partner I Venture Capital Corp.	—	Long-term investment	5,000		50,000	1		49,715
	Corporate bonds
	Taiwan Power Company	—	Short-term investment	—		2,754,222	N/A		2,708,522
	Formosa Petrochemical Corporation	—	Short-term investment	—		310,868	N/A		304,252
	AIG Sunamerica Global Fing IX	—	Short-term investment	—	US$	1,032	N/A	US$	1,014
	Anz Cap Tr I	—	Short-term investment	—	US$	1,012	N/A	US$	979
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,648
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,551
	Ace Ltd	—	Short-term investment	—	US$	1,046	N/A	US$	1,025
	Alltel Corp.	—	Short-term investment	—	US$	609	N/A	US$	604
	Allstate Life Global Fdg Secd	—	Short-term investment	—	US$	2,998	N/A	US$	2,962
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,452
	American Gen Fin Corp.	—	Short-term investment	—	US$	1,768	N/A	US$	1,711
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	3,051
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	1,058	N/A	US$	1,026
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,806
	American Intl Group Inc Mtnf	—	Short-term investment	—	US$	3,795	N/A	US$	3,785
	Amgen Inc.	—	Short-term investment	—	US$	3,005	N/A	US$	2,920
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,962
	Associates Corp. North Amer	—	Short-term investment	—	US$	2,700	N/A	US$	2,629
	Bank New York Inc.	—	Short-term investment	—	US$	1,525	N/A	US$	1,495
	Bank New York Inc.	—	Short-term investment	—	US$	1,972	N/A	US$	1,968
	Bank Scotland Treas Svcs Plc	—	Short-term investment	—	US$	2,715	N/A	US$	2,708
	Bank Utd Houston Tx Mtbn	—	Short-term investment	—	US$	580	N/A	US$	560
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,518	N/A	US$	3,477
	Bear Stearns Cos Inc. Medium Te	—	Short-term investment	—	US$	3,105	N/A	US$	3,106
	Beneficial Corp. Mtn Bk Entry	—	Short-term investment	—	US$	2,434	N/A	US$	2,392
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,474
	British Telecommunications Plc	—	Short-term investment	—	US$	2,104	N/A	US$	2,061
	Cit Group Hldgs Inc.	—	Short-term investment	—	US$	3,203	N/A	US$	3,116
	Cit Group Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	2,003
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,054
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	2,246	N/A	US$	2,199
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	1,628	N/A	US$	1,574
	Citicorp.	—	Short-term investment	—	US$	1,473	N/A	US$	1,446
	Cogentrix Energy Inc.	—	Short-term investment	—	US$	2,885	N/A	US$	2,827
	Colonial Pipeline Co.	—	Short-term investment	—	US$	1,625	N/A	US$	1,576
	Compaq Computer Corp.	—	Short-term investment	—	US$	3,719	N/A	US$	3,551
	Consolidated Edison Co. Ny Inc.	—	Short-term investment	—	US$	3,688	N/A	US$	3,576
	Corestates Cap Corp.	—	Short-term investment	—	US$	1,062	N/A	US$	1,044
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	2,158	N/A	US$	2,108
	Countrywide Home Lns Inc.	—	Short-term investment	—	US$	5,210	N/A	US$	5,090
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,499
	Countrywide Finl Corp.	—	Short-term investment	—	US$	3,000	N/A	US$	2,999

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	4,141	N/A	US$	4,106
	Credit Suisse First Boston USA	—	Short-term investment	—	US$	2,249	N/A	US$	2,185
	Credit Suisse First Boston	—	Short-term investment	—	US$	786	N/A	US$	763
	Daimlerchrysler North Amer	—	Short-term investment	—	US$	997	N/A	US$	973
	Daimlerchrysler North Amer Hld	—	Short-term investment	—	US$	749	N/A	US$	750
	Dell Computer Corp.	—	Short-term investment	—	US$	3,054	N/A	US$	2,954
	Den Danske Bk Aktieselskab	—	Short-term investment	—	US$	2,192	N/A	US$	2,125
	Deutsche Telekom Intl Fin Bv	—	Short-term investment	—	US$	1,852	N/A	US$	1,814
	Diageo Plc	—	Short-term investment	—	US$	3,459	N/A	US$	3,433
	Dow Chem Co.	—	Short-term investment	—	US$	921	N/A	US$	896
	European Invt Bk	—	Short-term investment	—	US$	8,315	N/A	US$	8,137
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	1,001	N/A	US$	997
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	860	N/A	US$	851
	Shell Finance (U K ) Plc	—	Short-term investment	—	US$	3,604	N/A	US$	3,524
	Fifth Third Bk Cincinnati OH	—	Short-term investment	—	US$	2,419	N/A	US$	2,421
	First Data Corp.	—	Short-term investment	—	US$	3,013	N/A	US$	2,919
	First Un Corp.	—	Short-term investment	—	US$	970	N/A	US$	943
	Fleet Finl Group Inc New	—	Short-term investment	—	US$	494	N/A	US$	486
	Fleet Finl Group Inc New	—	Short-term investment	—	US$	975	N/A	US$	943
	Fleet Boston Corp.	—	Short-term investment	—	US$	2,850	N/A	US$	2,776
	Ford Mtr Cr Co.	—	Short-term investment	—	US$	153	N/A	US$	151
	Ford Mtr Cr Co.	—	Short-term investment	—	US$	1,542	N/A	US$	1,515
	Ford Mtr Cr Co.	—	Short-term investment	—	US$	616	N/A	US$	608
	Gte Corp.	—	Short-term investment	—	US$	2,134	N/A	US$	2,085
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,315	N/A	US$	3,303
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	1,040	N/A	US$	1,025
	General Re Corp.	—	Short-term investment	—	US$	3,500	N/A	US$	3,541
	Genworth Finl Inc.	—	Short-term investment	—	US$	3,412	N/A	US$	3,409
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,637	N/A	US$	1,572
	Greenpoint Finl Corp.	—	Short-term investment	—	US$	974	N/A	US$	957
	HSBC USA Inc. New	—	Short-term investment	—	US$	1,154	N/A	US$	1,119
	Hancock John Global Fdg Mtn	—	Short-term investment	—	US$	1,003	N/A	US$	973
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	1,435	N/A	US$	1,397
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	296	N/A	US$	295
	Heller Finl Inc.	—	Short-term investment	—	US$	1,171	N/A	US$	1,133
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,576
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,258
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,162
	Household Fin Corp.	—	Short-term investment	—	US$	532	N/A	US$	525
	Household Fin Corp.	—	Short-term investment	—	US$	2,993	N/A	US$	2,927
	Household Fin Corp. Mtn Bk Ent	—	Short-term investment	—	US$	3,542	N/A	US$	3,493
	Huntington Natl Bk Columbus OH	—	Short-term investment	—	US$	2,954	N/A	US$	2,945
	Huntington Natl Bk	—	Short-term investment	—	US$	3,003	N/A	US$	3,002
	ING Sec Life Instl Fdg	—	Short-term investment	—	US$	2,544	N/A	US$	2,503

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Intl Bk For Recon + Dev	—	Short-term investment	—	US$	5,232	N/A	US$	5,051
	International Business Machs	—	Short-term investment	—	US$	2,249	N/A	US$	2,220
	Intl Lease Fin Corp. Mtn	—	Short-term investment	—	US$	3,028	N/A	US$	2,954
	JP Morgan Chase + Co	—	Short-term investment	—	US$	3,663	N/A	US$	3,583
	Jackson Natl Life Global Fdg	—	Short-term investment	—	US$	1,036	N/A	US$	1,020
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	2,998	N/A	US$	3,003
	KFW Intl Fin Inc.	—	Short-term investment	—	US$	3,062	N/A	US$	3,002
	Key Bk Na Med Term Nts Bk Entr	—	Short-term investment	—	US$	4,450	N/A	US$	4,442
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,511
	Kraft Foods Inc.	—	Short-term investment	—	US$	773	N/A	US$	759
	Kraft Foods Inc.	—	Short-term investment	—	US$	1,037	N/A	US$	1,023
	ING Bank	—	Short-term investment	—	US$	2,114	N/A	US$	2,073
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,163	N/A	US$	1,129
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,705	N/A	US$	3,589
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	2,166	N/A	US$	2,124
	Lilly Eli + Co.	—	Short-term investment	—	US$	3,750	N/A	US$	3,750
	Lincoln Natl Corp. In	—	Short-term investment	—	US$	519	N/A	US$	509
	Ameritech Capital Funding Co.	—	Short-term investment	—	US$	510	N/A	US$	499
	Merita Bk Ltd NY Brh	—	Short-term investment	—	US$	538	N/A	US$	523
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	3,486	N/A	US$	3,430
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,879
	Monumental Global Fdg II	—	Short-term investment	—	US$	1,534	N/A	US$	1,486
	Monumental Global Fdg II 2002A	—	Short-term investment	—	US$	1,045	N/A	US$	1,019
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	3,638	N/A	US$	3,587
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	1,050	N/A	US$	1,031
	Morgan Stanley	—	Short-term investment	—	US$	2,136	N/A	US$	2,075
	National City Corp.	—	Short-term investment	—	US$	3,426	N/A	US$	3,378
	National Westminster Bk Plc	—	Short-term investment	—	US$	1,433	N/A	US$	1,391
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,446
	Nationwide Bldg Soc Mtn	—	Short-term investment	—	US$	3,000	N/A	US$	3,000
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	1,463	N/A	US$	1,453
	Northern Rock Plc Medium Term	—	Short-term investment	—	US$	2,002	N/A	US$	1,994
	Pnc Fdg Corp.	—	Short-term investment	—	US$	1,080	N/A	US$	1,054
	Ppg Inds Inc.	—	Short-term investment	—	US$	3,571	N/A	US$	3,546
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,747
	Popular North Amer Inc. Mtn	—	Short-term investment	—	US$	3,042	N/A	US$	2,965
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,865
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,050	N/A	US$	3,052
	Pricoa Global Fdg 1 Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,499
	Principal Life Global Fdg I Gl	—	Short-term investment	—	US$	3,168	N/A	US$	3,067
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,913
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,574
	Reinsurance Group Amer Inc.	—	Short-term investment	—	US$	2,091	N/A	US$	2,061
	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	1,563	N/A	US$	1,525
	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	369	N/A	US$	359
	Sbc Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,576
	Sbc Communications Inc.	—	Short-term investment	—	US$	1,776	N/A	US$	1,728

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Slm Corp Medium Term Nts	—	Short-term investment	—	US$	2,950	N/A	US$	2,932
	Slm Corp.	—	Short-term investment	—	US$	500	N/A	US$	497
	Sp Powerassests Ltd Global	—	Short-term investment	—	US$	991	N/A	US$	974
	Safeco Corp.	—	Short-term investment	—	US$	765	N/A	US$	748
	St Paul Cos Inc Mtn Bk Ent	—	Short-term investment	—	US$	2,661	N/A	US$	2,635
	Salomon Smith Barney Hldgs Inc.	—	Short-term investment	—	US$	3,160	N/A	US$	3,065
	Sara Lee Corp.	—	Short-term investment	—	US$	1,596	N/A	US$	1,567
	Scotland Intl Fin B V 144A	—	Short-term investment	—	US$	1,533	N/A	US$	1,502
	Suntrust Bks Inc.	—	Short-term investment	—	US$	1,062	N/A	US$	1,044
	Swedbank Sparbanken Svenge AB	—	Short-term investment	—	US$	1,084	N/A	US$	1,050
	Tiaa Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	507
	Tribune Co. Med Trm Nts	—	Short-term investment	—	US$	2,943	N/A	US$	2,898
	US Bk Natl Assn Cincinnati OH	—	Short-term investment	—	US$	2,669	N/A	US$	2,663
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,058
	Virginia Elec + Pwr Co.	—	Short-term investment	—	US$	2,884	N/A	US$	2,780
	Vodafone Group Plc New	—	Short-term investment	—	US$	2,559	N/A	US$	2,521
	Wps Resources Corp.	—	Short-term investment	—	US$	1,107	N/A	US$	1,100
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,563
	Washington Mut Inc.	—	Short-term investment	—	US$	4,735	N/A	US$	4,613
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	4,768	N/A	US$	4,628
	Washington Post Co.	—	Short-term investment	—	US$	3,182	N/A	US$	3,108
	Wells Fargo+Co. New	—	Short-term investment	—	US$	3,697	N/A	US$	3,587
	Westfield Cap Corp. Ltd	—	Short-term investment	—	US$	1,999	N/A	US$	2,003
	China Steel Corporation	—	Long-term investment	—		2,957,874	N/A		2,954,657
	Taiwan Power Company	—	Long-term investment	—		911,967	N/A		911,637
	Nan Ya Plastics Corporation	—	Long-term investment	—		406,072	N/A		406,068
	Formosa Plastics Corporation	—	Long-term investment	—		272,336	N/A		412,830
	Formosa Petrochemical Corporation	—	Long-term investment	—		136,042	N/A		200,000

	Agency bonds
	Fed Hm Ln Pc Pool G11295	—	Short-term investment	—	US$	2,146	N/A	US$	2,115
	Fed Hm Ln Pc Pool E89857	—	Short-term investment	—	US$	2,467	N/A	US$	2,431
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	6,027
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,227	N/A	US$	4,197
	Federal Home Ln Mtg Corp	—	Short-term investment	—	US$	3,558	N/A	US$	3,497
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,155	N/A	US$	3,121
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	2,595	N/A	US$	2,547
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	3,624	N/A	US$	3,589
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	1,609	N/A	US$	1,594
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,165	N/A	US$	4,111
	Fnma Pool 685116	—	Short-term investment	—	US$	946	N/A	US$	931
	Fnma Pool 725095	—	Short-term investment	—	US$	1,904	N/A	US$	1,872
	Fnma Pool 790828	—	Short-term investment	—	US$	4,500	N/A	US$	4,410

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Fnma Pool 793932	—	Short-term investment	—	US$	983	N/A	US$	968
	Fnma Pool 794040	—	Short-term investment	—	US$	976	N/A	US$	960
	Fnma Pool 795548	—	Short-term investment	—	US$	938	N/A	US$	926
	Fnma Pool 806642	—	Short-term investment	—	US$	1,944	N/A	US$	1,920
	Government Natl Mtg Assn	—	Short-term investment	—	US$	1,007	N/A	US$	983
	Gnma II Pool 081150	—	Short-term investment	—	US$	978	N/A	US$	966
	Gnma II Pool 081153	—	Short-term investment	—	US$	3,692	N/A	US$	3,637
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,978	N/A	US$	6,891
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,387
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,877
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,836
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,886
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,925	N/A	US$	6,913
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,953	N/A	US$	4,928
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	9,831
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,470
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,013
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,887	N/A	US$	7,810
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,379	N/A	US$	3,347
	Federal Home Ln Bks	—	Short-term investment	—	US$	9,134	N/A	US$	9,133
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,888
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,961	N/A	US$	7,912
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,014	N/A	US$	6,830
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,936	N/A	US$	4,900
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,462
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,018	N/A	US$	6,905
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,997	N/A	US$	4,942
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,042	N/A	US$	6,938
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,098	N/A	US$	5,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,976	N/A	US$	3,946
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,953	N/A	US$	13,836
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,939	N/A	US$	4,880
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,983	N/A	US$	13,854
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,981	N/A	US$	13,855
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,136	N/A	US$	4,101
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	999	N/A	US$	992
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,933	N/A	US$	4,925
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,270	N/A	US$	5,210
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,430	N/A	US$	4,351
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,921	N/A	US$	4,885
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,940	N/A	US$	6,914
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,903	N/A	US$	6,894
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,981	N/A	US$	4,927
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,997	N/A	US$	6,942
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	7,892	N/A	US$	7,877
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	14,952	N/A	US$	14,888
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	15,787	N/A	US$	15,689

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	9,758	N/A	US$	9,709
	Fed Hm Ln Pc	—	Short-term investment	—	US$	3,466	N/A	US$	3,454
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	6,909

	Corporate issued asset-backed securities
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,055	N/A	US$	1,041
	Americredit Automobile Receiv	—	Short-term investment	—	US$	1,221	N/A	US$	1,218
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,873
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,980
	Bmw Veh Owner Tr	—	Short-term investment	—	US$	4,978	N/A	US$	4,934
	Capital Auto Receivables Asset	—	Short-term investment	—	US$	3,273	N/A	US$	3,238
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	781	N/A	US$	778
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,975
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,991	N/A	US$	4,941
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	2,989	N/A	US$	2,977
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,897	N/A	US$	4,845
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,980
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,875
	Gs Auto Ln Tr	—	Short-term investment	—	US$	2,948	N/A	US$	2,962
	Household Automotive Tr	—	Short-term investment	—	US$	238	N/A	US$	238
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,411
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,489
	National City Auto Receivables	—	Short-term investment	—	US$	1,206	N/A	US$	1,204
	Navistar Finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,847
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,928
	Onyx Accep Owner Tr	—	Short-term investment	—	US$	416	N/A	US$	416
	Onyx Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,889
	Toyota Auto Receivables 2003 B	—	Short-term investment	—	US$	4,970	N/A	US$	4,891
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	5,042	N/A	US$	4,977
	Wfs Financial Owner Trust	—	Short-term investment	—	US$	5,008	N/A	US$	4,953
	Wfs Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	4,934
	Wfs Finl 2004 4 Owner Tr	—	Short-term investment	—	US$	5,399	N/A	US$	5,296
	Wfs Finl 2005 2 Oner Tr	—	Short-term investment	—	US$	2,250	N/A	US$	2,239
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,801	N/A	US$	4,789
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,963
	Whole Auto Ln Tr	—	Short-term investment	—	US$	5,967	N/A	US$	5,975
	Whole Auto Ln Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,943
	Whole Auto Ln Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,935
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,847
	American Home Mtg Invt Tr	—	Short-term investment	—	US$	833	N/A	US$	833
	Banc Amer Coml Mtg Inc.	—	Short-term investment	—	US$	5,133	N/A	US$	5,027
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	3,993
	Bear Stearns Alt A Tr	—	Short-term investment	—	US$	1,373	N/A	US$	1,375
	Cwalt Inc.	—	Short-term investment	—	US$	3,673	N/A	US$	3,594

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Cwmbs Inc.	—	Short-term investment	—	US$	1,956	N/A	US$	1,928
	Cwmbs Inc.	—	Short-term investment	—	US$	3,927	N/A	US$	3,931
	Cwmbs Inc.	—	Short-term investment	—	US$	4,014	N/A	US$	4,022
	Citicorp Mtg Secs	—	Short-term investment	—	US$	2,128	N/A	US$	2,113
	Comm	—	Short-term investment	—	US$	4,600	N/A	US$	4,605
	First Franklin Mtg Ln Tr	—	Short-term investment	—	US$	2,002	N/A	US$	2,008
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	3,348	N/A	US$	3,263
	Gs Mtg Secs Corp.	—	Short-term investment	—	US$	2,414	N/A	US$	2,415
	Granite Mtgs Plc	—	Short-term investment	—	US$	5,000	N/A	US$	5,000
	Holmes Fing No 8 Plc	—	Short-term investment	—	US$	5,001	N/A	US$	5,042
	Impac Cmb Tr	—	Short-term investment	—	US$	1,250	N/A	US$	1,252
	Impac Secd Assets Corp.	—	Short-term investment	—	US$	3,120	N/A	US$	3,119
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,344	N/A	US$	1,350
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	962	N/A	US$	968
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,617	N/A	US$	3,538
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	3,377	N/A	US$	3,327
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,407	N/A	US$	2,413
	Sequoia Mtg Tr	—	Short-term investment	—	US$	4,289	N/A	US$	4,279
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,822	N/A	US$	1,822
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,425	N/A	US$	1,430
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,861	N/A	US$	1,863
	Sequoia Mtg Tr	—	Short-term investment	—	US$	3,240	N/A	US$	3,239
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,460	N/A	US$	2,455
	Sequoia Mtg Tr	—	Short-term investment	—	US$	3,485	N/A	US$	3,479
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	2,894	N/A	US$	2,856
	Structured Asset Secs Corp.	—	Short-term investment	—	US$	1,218	N/A	US$	1,199
	Thornburg Mtg Secs Tr	—	Short-term investment	—	US$	1,801	N/A	US$	1,805
	American Express Cr Account Ma	—	Short-term investment	—	US$	3,445	N/A	US$	3,421
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,886
	Citibank Cr Card Issuance Tr	—	Short-term investment	—	US$	4,959	N/A	US$	4,950
	Mbna Cr Card Master Nt Tr	—	Short-term investment	—	US$	5,018	N/A	US$	5,016
	Prime Cr Card Master Tr	—	Short-term investment	—	US$	4,080	N/A	US$	4,074
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	4,204	N/A	US$	4,203
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	3,992	N/A	US$	3,924
	Aesop Fdg II Llc	—	Short-term investment	—	US$	765	N/A	US$	752
	Aesop Fdg II Llc	—	Short-term investment	—	US$	4,955	N/A	US$	4,936
	Aegis Asset Backed Secs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,006
	Atlantic City Elc Trns Fdgllc	—	Short-term investment	—	US$	867	N/A	US$	855
	Bank Of Amer Lease Equip Tr	—	Short-term investment	—	US$	4,023	N/A	US$	3,959
	Bear Stearns Asset Backed Secs	—	Short-term investment	—	US$	2,000	N/A	US$	2,004
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,950
	Cnh Equip Tr	—	Short-term investment	—	US$	5,000	N/A	US$	4,907
	Cwabs Inc.	—	Short-term investment	—	US$	1,323	N/A	US$	1,329
	Cwabs Inc.	—	Short-term investment	—	US$	3,564	N/A	US$	3,572

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Cwabs Inc.	—	Short-term investment	—	US$	1,751	N/A	US$	1,757
	Cwabs Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	2,002
	Cwabs Inc.	—	Short-term investment	—	US$	5,000	N/A	US$	5,006
	Cwabs Inc.	—	Short-term investment	—	US$	3,229	N/A	US$	3,235
	California Infrastructure Dev	—	Short-term investment	—	US$	4,282	N/A	US$	4,201
	California Infr + Economic Dev	—	Short-term investment	—	US$	4,298	N/A	US$	4,143
	California Infras + Economic	—	Short-term investment	—	US$	5,228	N/A	US$	5,132
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	10,008	N/A	US$	9,855
	Cendant Rent Car Fdg Aesop Llc	—	Short-term investment	—	US$	7,649	N/A	US$	7,636
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,459
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	3,560	N/A	US$	3,549
	First Horizon Abs Tr	—	Short-term investment	—	US$	1,808	N/A	US$	1,810
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	2,958	N/A	US$	2,928
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,821
	Impac Cmb Tr	—	Short-term investment	—	US$	947	N/A	US$	950
	Massachusetts Rrb Spl Purp Tr	—	Short-term investment	—	US$	3,900	N/A	US$	3,852
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	3,565	N/A	US$	3,564
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,500	N/A	US$	1,504
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	2,491	N/A	US$	2,486
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,002
	Pg+E Energy Recovery Fdg Llc	—	Short-term investment	—	US$	4,749	N/A	US$	4,705
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	5,185	N/A	US$	5,056
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,000	N/A	US$	2,946
	Revolving Home Equity Ln Tr	—	Short-term investment	—	US$	5,000	N/A	US$	5,009
	Structured Asset Invt Ln Tr	—	Short-term investment	—	US$	2,007	N/A	US$	2,006
	Txu Elec Delivery Transition	—	Short-term investment	—	US$	7,736	N/A	US$	7,601
	Washington Mut Mtg Secs Corp.	—	Short-term investment	—	US$	1,979	N/A	US$	1,979
	Commercial papers	—	Short-term investment	—	US$	2,997	N/A	US$	2,997

	Corporate issued notes	—	Short-term investment	—	US$	4,999	N/A	US$	4,999

	Money market funds	—	Short-term investment	—	US$	21,497	N/A	US$	21,497
	Equity

	Horizon Venture Fund I, L.P.	—	Long-term investment	—		246,485	N/A		246,485
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		50,355	N/A		50,355

TSMC-North America	TSMC stock	Parent company	Short-term investment	13,667		653,951	—		708,915

Chi Cherng	TSMC stock	Parent company	Short-term investment	15,670		458,564	—		812,821

Hsin Ruey	TSMC stock	Parent company	Short-term investment	15,700		459,512	—		814,344

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

TSMC International	Money market fund
	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300

	Stock
	TSMC Development	Subsidiary	Long-term investment	1	US$	591,770	100	US$	591,770
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,576	100	US$	5,576
	InveStar	Subsidiary	Long-term investment	24,320	US$	34,586	97	US$	34,586
	InveStar II	Subsidiary	Long-term investment	51,300	US$	34,428	97	US$	34,428

TSMC Development	WaferTech stock	Subsidiary	Long-term investment	—	US$	489,714	99	US$	489,714

InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	679	US$	67	1	US$	1,866
	Advanced Power Electronics Corp.	—	Short-term investment	662	US$	300	1	US$	554
	Broadtek Electronics Corp.	—	Short-term investment	145	US$	46	—	US$	50
	Monolithic Power Systems, Inc.	—	Short-term investment	1,975	US$	1,567	7	US$	15,946
	SiRF Technology Holdings, Inc.	—	Short-term investment	90	US$	393	—	US$	1,008
	Programmable Microelectronics (Taiwan), Corp.	—	Long-term investment	575	US$	208	1	US$	208
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	154	3	US$	154
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,670	9	US$	5,670
	Signia Technologies, Inc.	—	Long-term investment	701	US$	202	3	US$	202
	Advanced Power Electronics Corp.	—	Long-term investment	1,123	US$	508	2	US$	940
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	92	1	US$	92
	Broadtek Electronics Corp.	—	Long-term investment	145	US$	46	—	US$	50
	RichTek Technology Corp.	—	Long-term investment	842	US$	83	1	US$	2,314

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	9	US$	1,221
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	6	US$	125
	IP Unity, Inc.	—	Long-term investment	1,008	US$	494	2	US$	494
	Tropian, Inc.	—	Long-term investment	1,758	US$	471	3	US$	471
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741

InveStar II	Common stock
	RichTek Technology Corp.	—	Short-term investment	319	US$	182	—	US$	877
	Monolithic Power Systems, Inc.	—	Short-term investment	864	US$	2,081	3	US$	6,981
	GeoVision, Inc.	—	Short-term investment	401	US$	108	1	US$	935
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	3	US$	791
	Silicon Data International Co., Inc.	—	Long-term investment	2,000	US$	204	3	US$	204
	Procoat Technology, Inc.	—	Long-term investment	5,123	US$	1,940	10	US$	1,940

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	with the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	2	US$	122
	Programmable Microelectronics
	(Taiwan), Inc.	—	Long-term investment	177	US$	50	—	US$	50
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	EoNEX Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	490	14	US$	490
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	EON Technology, Corp.	—	Long-term investment	3,276	US$	1,175	8	US$	1,175
	eChannelOpen Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	GeoVision, Inc.	—	Long-term investment	15	US$	4	—	US$	34
	RichTek Technology Corp.	—	Long-term investment	395	US$	226	1	US$	1,081
	Epic, Inc.	—	Long-term investment	302	US$	37	—	US$	37
	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Tropian, Inc.	—	Long-term investment	1,464	US$	393	2	US$	393
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	18	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	32	US$	3,250
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	Alchip Technologies Limited	—	Long-term investment	2,579	US$	2,950	18	US$	2,950

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		100,000	6		100,000
	RichWave Technology Corp.	—	Long-term investment	3,380	US$	1,247	13	US$	1,247
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	1,400

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	601	US$	450	1	US$	450
	Pixim, Inc.	—	Long-term investment	1,721	US$	512	3	US$	512
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	1,204	US$	699	4	US$	699
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Miradia, Inc.	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	3	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	4	US$	1,000
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500

(Continued)

				March 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note

	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000
	Layer N Networks, Inc.	—	Long-term investment	1,905	US$	1,000	2	US$	1,000
	Teknovus, Inc.	—	Long-term investment	5,556	US$	1,000	3	US$	1,000
	Optimal Corporation	—	Long-term investment	485	US$	500	6	US$	500

VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Sentelic, Corp.	—	Long-term investment	600	US$	1,022	15	US$	1,022
	Ultramedia Inc. (formerly Ivyon
	Technology, Inc.)	—	Long-term investment	200	US$	775	10	US$	775

	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	258	US$	250	3	US$	250
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Axiom Microdevices, Inc.	—	Long-term investment	761	US$	776	2	US$	776
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	Long-term investment	1,149	US$	1,000	2	US$	1,000
	Audience, Inc.	—	Long-term investment	531	US$	102	1	US$	102
	GemFire Corporation	—	Long-term investment	600	US$	600	1	US$	600
	Optichron, Inc.	—	Long-term investment	353	US$	869	2	US$	869

GUC	Open-ended funds
	UPAMC Global Select Fund of Funds	—	Short-term investment	336		3,364	N/A		3,297
	Polaris De Li	—	Short-term investment	1,550		22,800	N/A		22,873
	E. Sun New Era	—	Short-term investment	1,920		20,313	N/A		20,388
	EnTrust Kirin	—	Short-term investment	2,106		22,697	N/A		22,778
	TIIM	—	Short-term investment	703		9,698	N/A		9,731
	Transcend Fortune	—	Short-term investment	1,936		22,947	N/A		23,028
	Grand Cathay	—	Short-term investment	2,422		30,575	N/A		30,679
	Jih Sun	—	Short-term investment	772		10,262	N/A		10,297
	Sheng Hua 1699 Bond	—	Short-term investment	249		3,014	N/A		3,022
	TIIM Da Li	—	Short-term investment	296		5,000	N/A		4,491

	Stock
	Global Unichip Corporation - NA	Subsidiary	Long-term investment	100		3,604	100		3,604

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES

TABLE 4

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance			Acquisition			Disposal							Ending Balance
														Carrying		Gain (Loss)			Amount
						Amount			Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousand)		(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)

The Company	Bond funds
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	80,833		$900,000	—		$—	11,530		$130,000		$128,383		$1,617	69,303		$771,617

	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		249,449	—		—	—		251,784		249,449		2,335	—	—

	Government bonds
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		1,207,409	—		—	—		1,216,500		1,207,409		9,091	—	—
	United States Treas NTS	Short-term investment	—	—	—	US$	46,816	—		—	—	US$	37,931	US$	38,324	US$	(393)	—	US$	8,492
	2002 Government Bond Series B	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		360,050	—		—		—		—	—		360,050

	2005 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		1,200,000	—		—		—		—	—		1,200,000

	Corporate bonds
	Formosa Petrochemical Corporation	Short-term investment	Chung Shing Bills Finance Corp.	—	—		—	—		310,868	—		—		—		—	—		310,868
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—	US$	3,171	—		—	—	US$	3,086	US$	3,171	US$	(85)	—	—
	Bristol Myers Squibb Co.	Short-term investment	—	—	—	US$	3,819	—		—	—	US$	3,746	US$	3,819	US$	(73)	—	—
	Citigroup Inc.	Short-term investment	—	—	—	US$	3,583	—		—	—	US$	3,512	US$	3,583	US$	(71)	—	—
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Countrywide Finl Corp.	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—		—	—	US$	3,000
	Credit Suisse Fb USA Inc.	Short-term investment	—	—	—		—	—	US$	4,141	—		—		—		—	—	US$	4,141
	Credit Suisse First Boston USA	Short-term investment	—	—	—		—	—	US$	3,832	—	US$	3,780	US$	3,832	US$	(52)	—	—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,467	—		—	—	US$	3,432	US$	3,467	US$	(35)	—	—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,315	—		—		—		—	—	US$	3,315
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,886	—		—	—	US$	3,823	US$	3,886	US$	(63)	—	—
	General Re Corp.	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Goldman Sachs Group Inc. Mtn	Short-term investment	—	—	—	US$	3,505	—		—	—	US$	3,506	US$	3,505	US$	1	—	—
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	US$	3,012	—		—	—	US$	3,008	US$	3,012	US$	(4)	—	—
	International Business Machs	Short-term investment	—	—	—		—	—	US$	7,247	—	US$	4,993	US$	4,998	US$	(5)	—	US$	2,249
	Intl Lease Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,028	—		—		—		—	—	US$	3,028
	Key Bk Na Med Term Nts Bk Entr	Short-term investment	—	—	—		—	—	US$	4,450	—		—		—		—	—	US$	4,450
	National City Corp.	Short-term investment	—	—	—		—	—	US$	3,426	—		—		—		—	—	US$	3,426
	Nationsbank Corp.	Short-term investment	—	—	—	US$	3,644	—		—	—	US$	3,522	US$	3,644	US$	(122)	—	—
	Nationwide Bldg Soc Mtn	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—		—	—	US$	3,000
	Ppg Inds Inc.	Short-term investment	—	—	—		—	—	US$	3,571	—		—		—		—	—	US$	3,571
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	US$	3,507	—		—	—	US$	3,510	US$	3,507	US$	3	—	—
	Wachovia Corp.	Short-term investment	—	—	—	US$	3,720	—		—	—	US$	3,568	US$	3,720	US$	(152)	—	—

(Continued)

											Disposal							Ending Balance
					Beginning Balance			Acquisition						Carrying		Gain (Loss)			Amount
						Amount			Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Name	Account	Counter-party	Relationship	(Thousand)	Thousand)		(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)

	Agency bonds
	Federal Home Ln Bks	Short-term investment	-	-	-		$-	-	US$	7,887	-		$-		$-		$-	-	US$	7,887
	Federal Home Ln Bks	Short-term investment	-	-	-		-	-	US$	3,379	-		-		-		-	-	US$	3,379
	Federal Home Ln Bks	Short-term investment	-	-	-		-	-	US$	9,134	-		-		-		-	-	US$	9,134
	Federal Home Ln Bks	Short-term investment	-	-	-	US$	4,948	-		-	-	US$	4,947	US$	4,948	US$	(1)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-		-	-	US$	4,939	-		-		-		-	-	US$	4,939
	Federal Home Ln Bks	Short-term investment	-	-	-		-	-	US$	4,136	-		-		-		-	-	US$	4,136
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-		-	-	US$	6,925	-		-		-		-	-	US$	6,925
	Federal Home Loan Mtg Corp.	Short-term investment	-	-	-	US$	4,903	-	US$	9,819	-	US$	9,798	US$	9,819	US$	(21)	-	US$	4,903
	Federal Natl Mtg Assn	Short-term investment	-	-	-		-	-	US$	4,430	-		-		-		-	-	US$	4,430
	Federal Natl Mtg Assn	Short-term investment	-	-	-		-	-	US$	4,921	-		-		-		-	-	US$	4,921
	Federal Natl Mtg Assn	Short-term investment	-	-	-		-	-	US$	7,892	-		-		-		-	-	US$	7,892
	Federal Natl Mtg Assn	Short-term investment	-	-	-		-	-	US$	14,952	-		-		-		-	-	US$	14,952
	Federal Natl Mtg Assn Mtn	Short-term investment	-	-	-		-	-	US$	9,758	-		-		-		-	-	US$	9,758
	Freddie Mac	Short-term investment	-	-	-	US$	4,929	-		-	-	US$	4,931	US$	4,929	US$	2	-	-
	Corporate issued asset-backed securities
	Cendant Rent Car Fdg Aesop Llc	Short-term investment	-	-	-		-	-	US$	7,649	-		-		-		-	-	US$	7,649
	CWMBS Inc.	Short-term investment	-	-	-		-	-	US$	4,040	-		-		-		-	-	US$	4,040
	First USA Credit Cr Master Tr	Short-term investment	-	-	-	US$	5,011	-		-	-	US$	5,007	US$	5,011	US$	(4)	-	-
	Honda Auto Receivables	Short-term investment	-	-	-	US$	5,000	-		-	-	US$	4,984	US$	5,000	US$	(16)	-	-
	Massachusetts Rrb Spl Purp Tr	Short-term investment	-	-	-		-	-	US$	3,900	-		-		-		-	-	US$	3,900
	Mastr Asset Backed Secs Tr	Short-term investment	-	-	-		-	-	US$	3,825	-		-		-		-	-	US$	3,825
	Mbna Cr Card Master Nt Tr	Short-term investment	-	-	-		-	-	US$	5,018	-		-		-		-	-	US$	5,018
	Nissan Auto Receivables Own Tr	Short-term investment	-	-	-	US$	4,999	-		-	-	US$	4,989	US$	4,999	US$	(10)	-	-
	Nissan Auto Receivables Owner	Short-term investment	-	-	-	US$	4,853	-		-	-	US$	4,880	US$	4,853	US$	27	-	-
	Pg+E Energy Recovery Fdg Llc	Short-term investment	-	-	-		-	-	US$	4,749	-		-		-		-	-	US$	4,749
	Prime Cr Card Master Tr	Short-term investment	-	-	-		-	-	US$	4,080	-		-		-		-	-	US$	4,080
	Revolving Home Equity Ln Tr	Short-term investment	-	-	-		-	-	US$	5,000	-		-		-		-	-	US$	5,000
	Sequoia Mtg Tr	Short-term investment	-	-	-		-	-	US$	4,560	-		-		-		-	-	US$	4,560
	Sequoia Mtg Tr	Short-term investment	-	-	-		-	-	US$	3,500	-		-		-		-	-	US$	3,500
	USAA Auto Owner Tr	Short-term investment	-	-	-	US$	4,000	-		-	-	US$	3,995	US$	4,000	US$	(5)	-	-

Note: The ending balance included the bond premium or discount amortization amount.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES

TABLE 5

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

									Notes/Accounts Payable or
			Transaction Details						Receivable
			Purchase/		% to		Abnormal Transaction			% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	Total	Note

The Company	TSMC-North America	Subsidiary	Sales	$31,759,070	56	Net 30 days after invoice date	None	None	$13,822,886	51
	Philips and its affiliates	Major shareholder	Sales	469,031	1	Net 30 days after monthly closing	None	None	179,348	1
	WaferTech	Subsidiary	Purchases	2,514,006	31	Net 30 days after monthly closing	None	None	(735,306)	9
	SSMC	Investee	Purchases	1,053,623	13	Net 30 days after monthly closing	None	None	(337,355)	4
	VIS	Investee	Purchases	1,013,490	13	Net 30 days after monthly closing	None	None	(636,782)	8

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Overdue		Amounts Received
							in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amount	Action Taken	Period	Debts

The Company	TSMC-North America	Subsidiary	$14,199,895	43 days	$4,046,283	—	$4,430,274	$—
	Philips and its affiliates	Major shareholder	179,348	74 days	14,262	—	98,054	—
	TSMC-Shanghai	Subsidiary	1,558,051	Note 1	1,493,937	Accelerate demand on account receivables	—	—
	TSMC Technology	Indirect subsidiaries	570,601	Note 1	—	—	—	—

Note 1: The ending balance included other receivables; therefore, it is not applicable for the calculation of the turnover rate.

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount		Balance as of March 31, 2005
							Percentage		Net Income	Investment
				March 31,	December 31,	Shares	of	Carrying Value	(Loss) of the	Gain (Loss)
Investor Company	Investee Company	Location	Main Businesses and Products	2005	2004	(Thousand)	Ownership	(Note 1)	Investee	(Note 2)	Note

The Company	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	$333,178	$333,178	11,000	100	$556,517	$45,416	$42,532	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	23,950	82	82	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	97,787	533	533	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	9,187,962	—	100	10,732,322	(280,078)	(280,078)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	409,532	28	5,698,410	1,054,512	292,528	Investee
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	23,184,094	(306,578)	(306,578)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	50,629	167	60	Investee
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	49,879	157	56	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	3,871,369	10,403	10,402	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	3,364,490	325,474	104,152	Investee
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,447,957	1,447,957	—	99	747,632	(65,948)	(65,619)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	39,040	47	396,716	6,269	5,162	Investee
	VisEra	Hsin-Chu, Taiwan	Manufacturing, material wholesaling and retailing of electronic spare parts	51,000	51,000	5,100	25	62,638	14,088	3,522	Investee
	VTAF II	Cayman Islands	Investing in new start-up technology companies	332,412	332,412	—	98	321,035	(5,033)	(4,932)	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The gains on disposal of the stocks held by subsidiaries (treated as treasury stocks) are excluded.

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND INVESTEES

INFORMATION OF INVESTMENT IN MAINLAND CHINA
MARCH 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
		Total Amount		from Taiwan as	Investment Flows		from Taiwan as				Accumulated
		of Paid-in		of			of				Inward
		Capital		January 1, 2005	Outflow		March 31, 2005	Percentage of	Investment	Carrying Value	Remittance of
	Main Businesses and	(RMB in	Investment	(US$ in	(US$ in		(US$ in	Ownership in	Gain (Loss)	as of	Earnings as of
Investee Company	Products	Thousand)	Type	Thousand)	Thousand)	Inflow	Thousand)	Investment	(Note 2)	March 31, 2005	March 31, 2005

TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$9,187,962 (US$276,000)	$2,992,405 (US$95,000)	$ -	$12,180,367 (US$371,000)	100%	$(280,078)	$10,732,322	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of March 31, 2005	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1: Direct investment in TSMC-Shanghai US$371,000 thousand.

Note 2: Amount was recognized based on the reviewed financial statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 29, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer